FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: July 1, 2005

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

TV AZTECA PRESS RELEASE

FOR IMMEDIATE DISTRIBUTION

Mexico City, July 1, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA; Latibex: XTZA), one of the two largest producers of Spanish-language television programming in the world announced today that it has submitted a Form 12b-25 to the U.S. Securities and Exchange Commission for late filing of its Annual Report on its Form 20-F, for the year ended December 31, 2004.

The company was not able to file its Annual Report on time since PriceWaterhouseCoopers, TV Azteca’s former independent auditors, has not given consent to incorporate historical audited financials under US GAAP in the Report, resulting in delays in the preparation of the Annual Report on Form 20-F for 2004. As was announced last November, the company’s board of directors appointed Salles, Sáinz-Grant Thornton, S.C., as the new independent auditing firm for TV Azteca, replacing PriceWaterhouseCoopers.

The company noted that, on June 30, 2005, it filed its Spanish-language annual report with the Mexican National Securities and Banking Commission as required under Mexican law. That report included TV Azteca’s audited consolidated 2004 financial statements prepared in accordance with Mexican GAAP and certified by Salles, Sáinz-Grant Thornton, S.C. TV Azteca expects to complete an English translation of that report promptly and furnish it to the U.S. Securities and Exchange Commission on Form 6-K. TV Azteca cannot reasonably estimate when it will be in a position to file its Annual Report on Form 20-F for 2004.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx